EXHIBIT 12.1

UNOCAL CORPORATION AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
Millions of dollars	2004	2003	2002	2001	2000
Earnings from continuing operations	$1,145	$698	$323	$591	$722
Provision for income taxes	673	514	277	448	496
Minority interests	11	9	6	41	16
Distributions greater (less) than earnings from equity investments	(16)	39	6	69	(57)

Earnings subtotal (a)	1,813	1,260	612	1,149	1,177

Fixed charges included in earnings:
Interest expense	160	190	179	192	210
Distribution on convertible preferred securities	—	33	33	33	33
Interest portion of rentals (b)	24	24	23	19	20

Fixed charges subtotal	184	247	235	244	263

Earnings from continuing operations available before fixed charges	$1,997	$1,507	$847	$1,393	$1,440

Fixed charges:
Fixed charges included in earnings	$184	$247	$235	$244	$263
Capitalized interest	65	60	46	27	13

Total fixed charges	$249	$307	$281	$271	$276

Ratio of earnings from continuing operations to fixed charges	8.0	4.9	3.0	5.1	5.2

(a) Includes pre-tax impairment of :	74	93	47	137	66

The ratio of earnings, excluding impairment, to fixed charges would be:	8.3	5.2	3.2	5.6	5.5

(b) Calculated as one-third of operating rental expense.